SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )*

Wag! Group Co.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

93042P109

(CUSIP Number)

August 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93042P109	13G

1.	Names of Reporting Persons General Catalyst Group Management Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,976,530
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,976,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 93042P109	13G

1.	Names of Reporting Persons General Catalyst Group Management Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,976,530
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,976,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 93042P109	13G

1.	Names of Reporting Persons General Catalyst Group Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,976,530
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,976,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 93042P109	13G

1.	Names of Reporting Persons General Catalyst GP VII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,976,530
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,976,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 93042P109	13G

1.	Names of Reporting Persons General Catalyst Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,976,530
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,976,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 93042P109	13G

1.	Names of Reporting Persons General Catalyst Group VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,976,530
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,976,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 93042P109	13G

1.	Names of Reporting Persons Kenneth Chenault
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,976,530
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,976,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 93042P109	13G

1.	Names of Reporting Persons David P. Fialkow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,976,530
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,976,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 93042P109	13G

1.	Names of Reporting Persons Joel E. Cutler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,976,530
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,976,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 93042P109	13G

1.	Names of Reporting Persons Hemant Taneja
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,976,530
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,976,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 93042P109	13G

Item 1. (a) Name of Issuer: Wag! Group Co.

(b) Address of Issuer’s Principal Executive Offices:

55 Francisco Street, Suite 360, San Francisco, California 94133

Item 2.

(a) Name of Person Filing:

This joint statement on Schedule 13G is being filed by General Catalyst Group Management Holdings GP, LLC, a Delaware limited liability company (“GCGMH LLC”), General Catalyst Group Management Holdings, L.P., a Delaware limited partnership (“GCGMH”), General Catalyst Group Management, LLC, a Delaware limited liability company (“GCGM”), General Catalyst Group VII, L.P., a Delaware limited partnership (“GC VII”), General Catalyst Partners VII, L.P., a Delaware limited partnership (“GC VII GPLP”), General Catalyst GP VII, LLC, a Delaware limited liability company (“GC VII GPLLC”), Kenneth Chenault, David P. Fialkow, Joel E. Cutler and Hemant Taneja (together, the “Managers”), who are collectively referred to herein as the “Reporting Persons.”

GCGMH LLC is the general partner of GCGMH, which is the manager of GCGM, which is the manager of GC VII GPLLC. Kenneth Chenault, David P. Fialkow, Joel E. Cutler and Hemant Taneja are Managing Members of GCGMH LLC. GC VII GPLP is the sole general partner of GC VII. GC VII GPLLC is the sole general partner of GC VII GPLP. Joel E. Cutler, David P. Fialkow and Hemant Taneja are Managing Directors of GC VII GPLLC.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of Principal Business Office or, if none, Residence:

20 University Road, 4th Floor, Cambridge, MA 02138

(c)	Citizenship:

Each of GCGMH, GC VII, and GC VII GPLP is a limited partnership organized under the laws of the State of Delaware. Each of GCGMH LLC, GCGM and GC VII GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

(e)	CUSIP Number: 93042P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 93042P109	13G

(a) Amount beneficially owned:

GC VII is the record owner of 6,976,530 shares (the “Record Shares”).

As the general partner of GCGMH, GCGMH LLC may be deemed to beneficially own the Record Shares. As the sole general partner of GC VII, GC VII GPLP may be deemed to beneficially own the Record Shares. As the sole general partner of GC VII GPLP, GC VII GPLLC may be deemed to beneficially own the Record Shares. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each Reporting Entity may be deemed to share the power and direct the disposition and vote of the Record Shares.

Each of Kenneth Chenault, Joel E. Cutler, David P. Fialkow and Hemant Taneja may be deemed to beneficially own the Record Shares.

(b)	Percent of class:

See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 37,923,530 shares of Common Stock reported to be outstanding by the Issuer as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote

See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of

See Line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of

See Line 8 of cover sheets.

Each of the Reporting Persons disclaims beneficial ownership of such shares of Class A Common Stock except to the extent of its or his pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 93042P109	13G

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding joint filing of Schedule 13G.

CUSIP No. 93042P109	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2022

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC

By:	GENERAL CATALYST GROUP MANAGEMENT HOLDINGS, L.P.
its General Partner

	By:	GENERAL CATALYST GROUP MANAGEMENT, LLC
Its General Partner

		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS, L.P.

By:	GENERAL CATALYST GROUP MANAGEMENT, LLC
its General Partner

		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT, LLC

		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP VII, L.P.

By:	GENERAL CATALYST PARTNERS VII, L.P.
its General Partner

	By:	GENERAL CATALYST GP VII, LLC
its General Partner

			By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS VII, L.P.

By:	GENERAL CATALYST GP VII, LLC
its General Partner

			By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

GENERAL CATALYST GP VII, LLC

			By:	/s/ Christopher McCain
Christopher McCain Chief
Legal Officer

CUSIP No. 93042P109	13G

*
Kenneth Chenault,

* Joel E. Cutler

*
David P. Fialkow

* Hemant Taneja

*By:	/s/ Christopher McCain
Christopher McCain as Attorney-in-Fact

*

This Schedule 13G was executed by Christopher McCain on behalf of the Managers pursuant to Powers of Attorney filed as Exhibit 24.1 to the Form 4 relating to the beneficial ownership of shares of Intersections Inc. (file no. 000-50580) by Reporting Persons filed with the Securities Exchange Commission on January 15, 2019 and incorporated herein in its entirety by reference.